[redacted]

UNI
SECURITIES AND
Washing

09059153

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco do Brasil Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 3rd Floor
(No. and Street)

New York (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gustavo Henrique Santos de Sousa, Managing Director 212-626-7206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gustavo Henrique Santos de Sousa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banco do Brasil Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAKOV GRBIC
NOTARY PUBLIC, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate Filed in New York County
Commission Expires in Nov. 8, 2009

Signature

Managing Director
Title

Notary Public

STATE OF NEW YORK
County of New York
Sworn to and subscribed before me
this 25 day of FEB., 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANCO DO BRASIL SECURITIES LLC

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 10
Schedules	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16	13 – 15

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder
Banco do Brasil Securities LLC:

We have audited the accompanying statement of financial condition of Banco do Brasil Securities LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco do Brasil Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2009

BANCO DO BRASIL SECURITIES LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	347,740
Securities owned, at clearing broker, at fair value		899,910
Securities on deposit, at clearing broker, at fair value		104,970
Receivable from broker-dealers and clearing organizations		17,565
Other assets		30,253
Total assets	$	1,400,438

Liabilities and Member's Equity

Liabilities:		
Accrued expenses and other liabilities	$	65,085
Total liabilities		65,085
Member's equity		1,335,353
Total liabilities and member's equity	$	1,400,438

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC

Statement of Operations

Year ended December 31, 2008

Revenues:		
Commissions	$	261,085
Trading revenues, net		35,791
Interest		9,524
Other		2,180
Total revenues		308,580
Expenses:		
Employee compensation and benefits		1,054,303
Occupancy, equipment and communication		249,902
Brokerage expenses		115,938
Interest expenses		2,120
Professional fees		122,082
Travel expense, meals and entertainment		38,343
Other		38,215
Total expenses		1,620,903
Net loss	$	(1,312,323)

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC

Statement of Changes in Member's Equity

Year ended December 31, 2008

Balance at December 31, 2007	$	2,647,676
Net loss		(1,312,323)
Balance at December 31, 2008	$	1,335,353

See accompanying notes to financial statements.

BANCO DO BRASIL SECURITIES LLC

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (1,312,323)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Securities owned, at clearing broker, at fair value	952,002
Securities on deposit, at clearing broker, at fair value	(853)
Receivables from broker-dealers and clearing organizations	9,110
Other assets	(27,898)
(Decrease) in operating liabilities:	
Accrued expenses and other liabilities	(5,391)
Net cash used in operating activities	(385,353)
Net decrease in cash and cash equivalents	(385,353)
Cash and cash equivalents:	
Beginning of year	733,093
End of year	$ 347,740

(1) Organization and Business

Banco do Brasil Securities LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary, of Banco do Brasil S.A. (the Parent), a banking corporation incorporated under the laws of the Federative Republic of Brazil.

The Company was initially formed as BB Leasing Services LLC in 1995. The Company changed its present name (Banco do Brasil Securities LLC) on April 2, 2004 and became a registered broker dealer on March 3, 2005. The Company commenced its broker dealer operations on March 3, 2005.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA) as an introducing broker dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the US capital markets. The Company acts as an introducing broker in securities, commodities, futures and options. In addition, the Company received approval in 2007 to expand its agency business to include activity in proprietary trading of Fixed Income. This activity is primarily in U.S. Treasury securities which are carried at fair market value.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

(2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

(a) Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at a major financial institution. As of December 31, 2008, the Company had a cash balance of $347,740 at the Banco do Brasil S.A. New York Branch (the New York Branch).

(b) Securities Transactions and Revenue Recognition

Transactions in securities and related revenues and expenses are recorded on a trade date basis.

(c) Securities Owned and Securities on Deposit, at Fair Value

As at December 31, 2008, securities owned and securities on deposit consisted of $1,004,880 of U.S. Treasury bills held at clearing broker. Net realized and unrealized gains or losses on securities owned and securities on deposit are reflected within net trading revenues in the statement of operations. U.S. Treasury bills are carried at fair value, based on dealer quotes.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(e) New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* (EITF 02-3) that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions or unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company implemented SFAS No. 157 as of January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159) which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option is elected will be reported in earnings at each subsequent reporting date. Upfront fees and costs related to those items will be recognized in earnings as incurred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. For eligible items to which the fair value option election is applied as of the effective date, the effect of the first remeasurement to fair value is reported as cumulative effect adjustment to the opening balance of retained earnings. The Company adopted SFAS No. 159 as of January 1, 2008. The adoption of SFAS No. 159 did not have a material impact on the Company's financial condition or results of operations as no fair value option elections were made.

(3) Related Party Transactions

Commission income of $261,085 in 2008 was generated through transactions with the affiliated entities based on securities transactions. Commissions are recorded on a trade-date basis as securities transactions occur. Since commission income represents a substantial portion of the Company's revenues, the Company's reported financial results may had differed substantially if the Company had operated on a stand-alone basis.

Service agreements are in place with the New York Branch for the provision of payroll, administration, occupancy, equipment and communication services. The Branch allocated to the Company $117,713 during the year 2008 for such services.

The Company has an agreement with the Parent, whereby the Parent has committed to provide financial support to the Company in a means sufficient for the Company to satisfy its obligations when due and fund its operations as needed and will satisfy, on a timely basis all liabilities and obligations of the Company that the Company is unable to satisfy when due, until at least January 1, 2010.

(4) Income Taxes

The Company is a single-member LLC and is included in the federal tax return of Banco do Brasil S.A. New York Branch.

There is no tax sharing agreement between the Company and its parent, no dividends have been paid by the Company to its Parent for tax reimbursements and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no tax has been allocated to the Company in its financial statements. For the year ended December 31, 2008, the Company would have reported a current tax expense of $625 and a deferred tax of $0 if it were a separate taxable entity subject to the same tax rules of its parent.

The Company would have recorded a deferred tax asset relating to the unused net operating loss carry-forward if it were a separate taxable entity as described above. The net operating losses will begin to expire in 2009. The deferred tax asset is subject to reduction by valuation allowance if, based on a review of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. Based upon management's estimate and evaluation, the deferred tax asset that would have been recorded had the Company provided for income taxes as of December 31, 2008 would have been $1,941,895 offset by a valuation allowance of $1,941,895.

(5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $818,835, which was $718,835 in excess of the amount required of $100,000.

(6) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

(7) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its

clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

(8) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. Customer commodities transactions are introduced on a fully disclosed basis to its Futures Commission Merchant (FCM). The FCM carries all customer accounts of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

The Parent has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.

(9) Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. The adoption of SFAS No. 157 did not have a material impact on the Company's financial condition or results of operations. Pursuant to SFAS No. 157, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

SFAS No 157 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. government obligations	$ 1,004,880	—	—	1,004,880
Total securities owned	1,004,880	—	—	1,004,880
Cash equivalents	17,565	—	—	17,565
Total assets at fair value	$ 1,022,445	—	—	1,022,445
Liabilities	$ —	—	—	—
Total liabilities at fair value	$ —	—	—	—

For U.S. government, the primary source for pricing is derived from dealer and broker quotes and was included in Level 1.

Schedule I

BANCO DO BRASIL SECURITIES LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Net capital:		
Total stockholder's equity	$	1,335,353
Deductions and or charges:		
Nonallowable assets:		
Certificate of deposit, and cash deposits held at the affiliated branch		347,740
Other assets		30,253
Excess fidelity bond		138,000
Net capital before haircuts		819,360
Haircuts on securities positions:		
U.S. Treasury bills		525
Net capital	$	818,835
Aggregate indebtedness	$	65,085
Net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)		100,000
Excess net capital	$	718,835
Ratio of aggregate indebtedness to net capital		8%

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17 A-5 Part IIA FOCUS Report of December 31, 2008 filed on January 2, 2009.

Schedule II

BANCO DO BRASIL SECURITIES LLC

Computation for Determination of Reserve Requirements for Broker-Dealers
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder
Banco do Brasil Securities LLC:

In planning and performing our audit of the financial statements of Banco do Brasil Securities LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), and Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3.
2. Making periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.
4. Making daily computations of the segregation requirements of Section 4d (A) (2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
5. Making daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's and the CFTC's objectives.

KPMG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2009

KPMG

BANCO DO BRASIL SECURITIES LLC

(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Financial Statements and Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)